Form 10-KSB: For the Fiscal year ended December 31, 2006

Revenue recognition

1. Please disclose your revenue recognition policy and provide us a copy of your intended disclosure. Refer to the guidance in SAB 104.

Answer

The Company enters into agreements to sell products (hardware or software), services, and other arrangements that include combinations of products and services. Revenue from product sales, net of trade discounts and allowances, is recognized provided that persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectability is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer. Revenue is reduced for estimated product returns and distributor price protection, when appropriate. For sales that include customer-specified acceptance criteria, revenue is recognized after the acceptance criteria have been met. Revenue from services is deferred and recognized over the contractual period or as services are rendered and accepted by the customer. When arrangements include multiple elements, we use objective evidence of fair value to allocate revenue to the elements and recognize revenue when the criteria for revenue recognition have been met for each element. The amount of product revenue recognized is affected by our judgments as to whether an arrangement includes multiple elements and if so, whether vendor-specific objective evidence of fair value exists for those elements. Changes to the elements in an arrangement and the ability to establish vendor-specific objective evidence for those elements could affect the timing of the revenue recognition. Most of these conditions are subjective and actual results could vary from the estimated outcome, requiring future adjustments to revenue.

Form 10-QSB: For the quarterly period ended March 31, 2007

Management Discussion and Analysis, Page 11

Results of operations, page 16

2. Please explain to us in detail the facts and circumstances surrounding the products that were sold in 2006 but returned by the customers in the first quarter of 2007, and fully explain to us why your initial revenue recognition for these products was appropriate.

Answer

In 2006, we sold certain FMS systems (including hardware and software) to customers in Nigeria. In the first quarter ended March 31, 2007, these customers claimed that hardware was deficient in certain respects. Although no right of return existed, we decided to deliver replacement products to the customers and charged cost of sales for approximately $12,000. Our initial revenue recognition in 2006 was appropriate since the sales met our revenue recognition requirements (as explained in 1. above)

3. In addition, please describe the rights of return you offer your customers and explain how your revenue recognition policy meets the criteria in paragraph 6 of SFAS 48.

Answer:

We do not offer any rights of return to our customers. Accordingly, paragraph 6 of SFAS No. 48 does not apply. As indicated in comment 2 above, we may from time to time, in our sole discretion, determine to allow certain returns or replacements in order to maintain customer satisfaction.

Consolidated Balance Sheets, page 4

4. Please tell us the amount of the accounts receivable balance at March 31, 2007 that you have subsequently collected.

Answer:

>From April 1, 2007 to date, we have collected $4,736 of the $34,573 accounts receivable balance.

5. Please tell us the reason for the increase in inventory and why you believe your inventory is stated at the lower of cost or market. In addition, discuss in MD&A, the reasons for material changes in line items of your financial statements.

In 2007, the Company purchased 1,000 units of i-Track at a unit cost of $188.76 and carries this inventory at the unit price of $188.76. The majority of this purchase remained unsold as of March 31, 2007. The selling prices of these units range from $230 to $290 depending on the size of the orders. Therefore, we believe that inventory valuation is properly reflected at the lower of cost or market.

The reasons for material changes in line items of financial statements are:

Inventories

Inventories increased $170,594 from $43,930 at December 31, 2006 to $214,524 at March 31, 2007. The increase was attributable to the purchase of 1,000 units of iTracks for $188,760 in 2007, most of which was unsold at March 31, 2007.

Accounts payable and accrued expenses payable.

Accounts payable and accrued expenses payable increased $330,545 from $1,169,066 at December 31, 2006 to $1,499,611 at March 31, 2007, mainly due to unpaid trade purchases and research and development cost.

Amounts due to related parties

Amounts due to related parties increased $153,588 from $675,431 at December 31, 2006 to $829,019 at March 31, 2007. The increase was due to a $63,000 increase in unpaid compensation and a $90,588 increase in advances made to the Company by its chief executive officer.

Sales

Sales decreased $80,339 (79%) from $101,207 in the three months ended March 31, 2006 to $20,868 in the three months ended March 31, 2007. This decrease resulted primarily from reduced orders in 2007 from two Nigerian customers for our FMS (Fleet Management System) products.

Cost of sales and gross profit

Cost of sales increased $33,744 (365%) from $9,249 in the three months ended March 31, 2006 to $42,993 in the three months ended March 31, 2007. This increase was due primarily to the $12,000 replacement (from a new supplier) in 2007 of certain products sold to customers in 2006 which were claimed to be deficient in 2007 and various communication line charges to support products.

Gross profit (loss)

Gross profit (loss) decreased $114,083 (124%) from a $91,958 in the three months ended March 31, 2006 to negative $22,125 in the three months ended March 31, 2007. Expressed as a percentage of sales, the gross profit percentage decreased 197% from 91% in 2006 to negative 106% in 2007. These decreases resulted primarily from the lower sales in 2007 and the higher cost of sales in 2007.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased $133,277 (44%) from $304,896 in the three months ended March 31, 2006 to $171,619 in the three months ended March 31, 2007. This decrease was due primarily to the $143,251 reduction in stock-based compensation from $151,200 in 2006 to $7,949 in 2007.

Research and development costs

Research and development expenses increased $147,051 from none in the three months ended March 31, 2006 to $147,051 in the three months ended March 31, 2007. This increase was due to research work performed in 2007 by a South Korean consulting company.

Upon the staff's acceptance of the above disclosure, we will file an amended Form 10-QSB for the first quarter to reflect this expanded disclosure in the MD&A section.

6. Please amend your Form 8-K to include the required letter from your former auditor, Moen & Company, in accordance with Item 304 of Regulation S-B.

Answer:

We have requested the letter from our former auditor and will file it under an amended Fork 8-K as soon as we receive the letter.

In connection with responding to your questions, the Company acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Sincerely,

Mike Jung, CEO & CFO
/s/ Mike Jung
July 27, 2007